December 3, 2014

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Attn: Division of Corporation Finance,

Re:	The Teardroppers, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed October 9, 2014, File No. 333-197889

Dear Ladies and Gentlemen:

At the request of The Teardroppers, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated October 17, 2014 from Celeste M. Murphy on behalf of Larry Spirgel, Assistant Director to the Commission to Ray Gerrity, President of the Company, relating to Amendment No. 1 to the registration statement on Form S-1 of the Company filed with the Commission on October 9, 2014 (the “Registration Statement”).  We have filed simultaneously Amendment No. 2 to the Registration Statement and have attached a marked copy of such Amendment No. 2 indicating the changes that the Company has made to the Registration Statement.

The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

General

We note your response to comments 1 and 9 in our prior letter dated August 19, 2014. However, we are unable to agree that you are not a shell company as defined in Rule 405. You have received no revenues based on your business plan, and apart from the order of one trailer and one trailer “kit,” and the development of your website, all the business you have conducted to date is with related parties. Currently all your assets are in the form of cash. Please revise the cover page of your prospectus to prominently disclose that you are considered a shell company and discuss under “Shares Eligible for Future Sale,” the resale limitations imposed by Rule 144(i) due to your shell company status. Also please revise to fix the selling price at a specific amount, and identify your selling shareholders as underwriters.

Response

The Company does not believe that it is a "Shell Company" as that term is defined in Rule 405 of Regulation C ("405").

405 defines a Shell company as follows:

Shell company. The term shell company means a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB (§ 229.1101(b) of this chapter), that has:

(1) No or nominal operations; and

(2) Either:

(i) No or nominal assets;

(ii) Assets consisting solely of cash and cash equivalents; or

(iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

The Company was incorporated in June of 2013 with the intention of entering into the business of offering to provide advertising space on custom designed "Teardrop Trailers". The idea for the business was conceived by Kevin O'Connell, ("O'Connell") the Managing Member of Devcap Capital Partners, LLC "Devcap". While the business concept was being developed, the Company took advantage of Devcap and Mr. O'Connell's, and CEO Raymond Gerrity's business experience by entering into the two Consulting Agreements that are set forth in the S-1 Registration Statement filed on August 6, 2014 (the "S-1"). These Consulting Agreements, while material in terms of revenue and cash flow for the business through September of 2014, they do not represent nor are intended to be the major business operations of the business. In fact, the major component of the Company's business plan is to conduct a mobile advertising business using Teardrop Trailers, and the Consulting Agreement with Gemini Southern, LLC has been cancelled.

As can be seen from Amendment No. 2 to the S-1 ("Amendment No. 2"), in (March) of 2014, in furtherance of the mobile advertising business, the Company purchased 1 "classic" cars to act a tow cars for the trailers, representing an investment of $65,000. One of those vehicles was returned to the former owner. As well, the Company has ordered one Teardrop Trailer and one Kit to assemble a Teardrop Trailer, one of which is expected to be delivered to the Company on December 15, 2014, representing an investment of $10,000. With the investment of $15,000 in a vehicle and $10,000 in two Teardrop trailers, the Company has $25,000 in non-cash assets. This is in addition to the approximately $75,000 that has been drawn on the Letter of Credit.

Further, the Company has hired a consultant to at a cost of $3,500 per month to provide administrative and other services as well as commenced paying salaries to Ray Gerrity, CEO and Robert Wilson, CFO and Secretary. The Company's internal projections show that each Trailer, utilizing a Company supplied the tow car is projected to produce revenue of approximately $42,500 per year for the first year. The Company will order more Trailers as demand for its mobile advertising platform increases.

Further, the Consulting Agreement with a related party has been cancelled as of September 20, 2014 and the Company does not intend to offer to provide any consulting services at all.

Thus, the Company's operations are not "limited to consulting to a related party" and our assets are not be limited to cash earned from such activities"(consulting").

We ask that the Staff reconsider its comment.

The Company, page 1

2. We note your repeated disclosure throughout the filing regarding the consulting agreement with Gemini Southern, specifically that the agreement has been cancelled and you do not intend to pursue consulting in the future. Please revise your filing throughout to abbreviate this disclosure. While it is important to disclose this transaction to explain the source of your income to date, for example in the MD&A, it should not be discussed prominently in the filing, since it was a one-time event and is not related to your business plan.

Response

The disclosure throughout the Prospectus has been revised in accordance with the Staff's comment.

3. We note your response to comments 3 and 4 in our prior comment letter dated August 19, 2014. Please revise to clarify why you describe your company as operating in the mobile advertising business in the first paragraph, but in the second paragraph you state that you are in the business of mobile outdoor recreation and travel. In this connection, it appears in general that you intend to use the teardrop trailers primarily for the purpose of advertising rather than recreation. Yet you still state on page 4 that your trailers will be configured as camping trailers. Please clarify your business plan.

Response

The disclosure in the Prospectus has been revised to clarify that the purpose of configuring our Teardrop Trailers for camping or recreational use is for residual value and for the convenience of future clients of the mobile billboard advertising business.

Business of the Company, page 12

4. Your reference to “mobile advertising” hereunder and elsewhere in the document, which is a term widely used in the telecommunications and media industries, does not appear to accurately reflect your medium of advertising. Please consider replacing “mobile advertising” with a term that better reflects the nature of your advertising business, such as “transit advertising,” or “mobile billboard advertising.”

Response

The disclosure throughout the Prospectus has been revised in accordance with the Staff's comment.

Operating Activities for the six months ended June 30, 2014, page 20

5. We note the reference on page 21 to a consulting agreement with independent third-party consultants. Please tell us why you have not filed this agreement as an exhibit, inasmuch as the agreement appears to be material.

Response

The consulting agreement has been filed as Exhibit 10.5

Executive Compensation, page 24

6. Please revise to disclose whatever plans you have regarding compensation of executives in the future. Be as specific as possible. If you have no plans at all, please state this clearly.

Response

The disclosure throughout the Prospectus has been revised in accordance with the Staff's comment.

Operating activities for the period from June 3, 2013 to December 31, 2013

Operating Expenses, page 21

7. We note your responses to comment 7. Since the founders’ shares were issued to your CEO and CFO, whose primary responsibilities encompass business development, the cost of such compensatory shares should be included in operating expenses. In this regard, we note that such costs do not constitute revenue-earning activities involving delivery or production of goods and rendering of services, or other activities that constitute your ongoing major or central operations. Please revise.

Response

We have revised the financial statements to reclassify founders shares expense as operating expenses.

8. We also note that the proceeds from Gemini Southern LLC ($75,000), which is controlled by your primary shareholder, significantly exceed the related cost of third party services included in cost of revenue ($3,000). Tell us how you considered pertinent authoritative guidance in accounting for the consideration received from Gemini Southern LLC as (operating) revenue instead of a contribution (financing) from a primary shareholder. Refer to ASC 605-10-25-1 and the last two paragraphs of SAB Topic 5T.

Response

We have revised our financial statements to reclassify our third party consulting costs as operating expenses. We have also updated our footnote disclosure regarding the accounting for the consulting revenues earned from Gemini Southern LLC, a related party to the Company.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

The Bingham Law Group.

By: /s/ Brad Bingham